STOCK PURCHASE AGREEMENT

AGREEMENT is made and entered into this <u>20th</u> day of <u>May, 2010</u> by and between <u>Nitin Amersey</u> (hereinafter referred to as "Seller") and <u>Ben Fuschino</u> (hereinafter referred to as "Purchaser");

W I T N E S S E T H:

WHEREAS, the Seller is the record owner and holder of the issued and outstanding shares of the capital stock of <u>ABC Acquisition Corp. 1501.</u> (hereinafter referred to as the "Corporation"), a <u>Nevada Corporation</u>, which Corporation has issued capital stock of <u>35,000,000 </u>shares of <u>$0.001</u> par value common stock, and

WHEREAS, the Purchaser desires to purchase said stock and the Seller desires to sell said stock, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Corporation's Stock aforementioned, it is hereby agreed as follows:

1. PURCHASE AND SALE:

Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall sell, convey, transfer, and deliver to the Purchaser certificates representing such stock, and the Purchaser shall purchase from the Seller the Corporation's Stock in consideration of the purchase price set forth in this Agreement.

2. AMOUNT AND PAYMENT OF PURCHASE PRICE.

As total consideration for the purchase and sale of the Corporation's Stock, pursuant to this Agreement, the Purchaser shall pay to the Seller the sum of <u>Three thousand five hundred and no/100 USD</u> (<u>$3,500.00</u>), such total consideration to be referred to in this Agreement as the "Purchase Price".

The Purchase Price shall be paid as follows:

The sum of <u>Three thousand five hundred and no/100 USD</u> (<u>$3,500.00</u>) to be delivered to Seller within 30 days of this agreement

3. REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller hereby warrants and represents:

Seller is the lawful owner of the Stock, free and clear of all security interests, liens, encumbrances, equities and other charges.

4. REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER.

Seller and Purchaser hereby represent and warrant that there has been no act or omission by Seller, Purchaser or the Corporation which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

5. GENERAL PROVISIONS

(a) Entire Agreement.

This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties) constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

(b) Sections and Other Headings.

The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(c) Governing Law.

This agreement and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Delaware. The parties herein agree to binding arbitration by a single arbitrator from the American Arbitration Association whose decision shall be final.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

Signed, sealed and delivered:

Seller:

N. M. Amersey

Nitin Amersey

Purchaser:

Name: Ben Fuschino

Address: 883 Isabel St

Woodstock, ON, N4S 2A7

Phone: 519 421 9291

Fax: ______________________